UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes to Board Composition

Baidu, Inc. (“Baidu” or the “Company”) has appointed Jixun Foo as a director of the Company.

Mr. Foo has served as managing partner at GGV Capital since 2006, focusing on investments in China in the travel, transportation, social media, e-commerce and enterprise services sectors. Prior to joining GGV Capital, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures, where he led investments in Asia. Mr. Foo also previously led investments under the finance and investment division of the National Science and Technology Board of Singapore and served as an R&D project group leader at Hewlett Packard. Mr. Foo currently serves on the boards of a number of private companies, including XPeng Motors, Hello, Boss Zhipin, Zuiyou, and Tujia. Mr. Foo received a bachelor’s degree in engineering and a master’s degree in the management of technology from the National University of Singapore.

Dr. Qi Lu, a current director of the Company, has stepped down from the Company’s board at the expiration of his service contract. The Company thanks Dr. Lu for his services to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Herman Yu
Name:	Herman Yu
Title:	Chief Financial Officer

Date: July 02, 2019